Exhibit (h)(xviii)

Dated as of: June 11, 2019

THIRD AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

BETWEEN ADVISERS INVESTMENT TRUST

AND

VONTOBEL ASSET MANAGEMENT, INC.

OPERATING EXPENSE LIMITS

Fund Name	Class of Shares	Maximum Operating Expense Limit[1]
Vontobel U.S. Equity Institutional Fund	Institutional Class	65 bps

ADVISERS INVESTMENT TRUST		VONTOBEL ASSET MANAGEMENT, INC.

By:	/s/ Barbara J. Nelligan	By:	/s/ Joseph Mastoloni
Name:	Barbara J. Nelligan	Name:	Joseph Mastoloni
Title:	President, Advisers Investment Trust	Title:	Chief Compliance Officer

		By:	/s/ Bartolomeo Toto
		Name:	Bartolomeo Toto
		Title:	Director of Accounting

[1]	Expressed as a percentage of a Fund’s average daily net assets.